December 2, 2008

VIA FEDERAL EXPRESS, EDGAR AND FACSIMILE

Ms. Jennifer Hardy

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Invesco Ltd.

Definitive Proxy Statement on Schedule 14A, filed April 1, 2008

File Number: 001-13908

Dear Ms. Hardy:

This letter sets forth the responses of Invesco Ltd. (the “Company”) to your comment letter, dated August 29, 2008, relating to the Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2008.

The Company is filing, via EDGAR, this letter setting forth the Company’s responses to comments of the Staff of the Commission (the “Staff”) regarding the Proxy Statement. Enclosed as well are two hard copies of the Company’s response letter. We have included your original questions in bold italics in addition to providing our responses.

Executive Compensation, page 18

Compensation Discussion and Analysis, page 18

1.

We note your statements throughout your Compensation Discussion and Analysis disclosure that the cash and equity incentive compensation paid to your named executive officers is based upon the achievement of performance-based factors. In particular, we note your statement on page 19 that the “most important factor in determining incentive compensation should be the company’s long- and short-term performance” and that “the committee evaluates progress made in achieving the company’s long-term strategic goals described above and performance against annual business objectives.”

You do not, however, describe these factors or explain how these factors are applied to the performance of your named executive officers and the compensation decisions that result therefrom. In future filings, at a minimum please address the following points to

December 2, 2008

Ms. Jennifer Hardy

the extent that they are material to understanding your compensation policies and decisions regarding the named executive officers:

•	The specific items (identification and quantification) of corporate performance that are taken into account in setting compensation policies and making compensation decisions;

•

How specific forms of compensation are structured and implemented to reflect these items of corporate performance, including whether discretion can be or has been exercised (either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout), identifying any particular exercise of discretion, and stating whether it applied to one or more specific named executive officers or to all compensation subject to the relevant performance goal(s); and

•

How specific forms of compensation are structured and implemented to reflect the named executive officer’s individual performance and/or individual contribution to these items of corporate performance, describing the elements of individual performance and/or contribution that are taken into account.

Please see Item 402(b)(2) of Regulation S-K.

Response to Comment 1

We note the Staff’s comment and address the three bullet points reproduced above as follows.

•

We respectfully refer the Staff to the Overview of our Executive Compensation Program and Our Compensation Philosophy and Objectives contained on pages 18 through 20 of the Proxy Statement where we provide the overarching principles to our compensation philosophy. Namely, we structure our compensation practices to increase the alignment of our employee incentives with the interests of our clients, shareholders and long-term strategic goals that we believe will determine our long-term success and thereby further reward our shareholders. We achieve the foregoing through the compensation goals and objectives set forth on page 19 of the Proxy Statement, including linking rewards to economic results at every level of the Company and a reinforced culture of rewarding high performers.

We also respectfully refer the Staff to the final paragraph on page 22 of the Proxy Statement, which identifies the following specific items of corporate performance that the committee took into account in its compensation decisions: (i) net income, (ii) assets under management, (iii) diluted earnings per share, (iv) operating income and (v) total dividends. Our Proxy Statement disclosure quantified each of the above measures for the period indicated and set forth the relative increases for each measure from the prior period. While all of these

December 2, 2008

Ms. Jennifer Hardy

factors were expressly considered by the committee in making its compensation decisions, the committee did not attempt to rank or assign relative weight to any particular factor but rather applied a qualitative assessment in considering them individually and in their entirety.

•

The committee structures and implements both the specific forms (e.g., base salary, annual short-term incentives and long-term incentives) and amounts of compensation paid to our named executive officers based upon and after taking into consideration two material factors:

1.	a market compensation analysis of our peer universe to develop general levels that it believes appropriate relative to the marketplace in order to retain such officers, and
2.	performance of the Company during the year and the various factors that may have affected such performance (including market conditions and the level of management fees).

The committee’s ultimate decisions were not dictated by a specific formula, and the achievement of any particular goal or target, financial or individual, did not automatically result in any particular level of compensation.  The committee believes that an approach which takes into account qualitative judgments tied to the Company’s long-term strategy is more effective than purely formulaic criteria in aligning management and shareholder interests. Therefore, the committee utilizes discretion in making its determinations and does not grant compensation in excess of what it deems appropriate given the marketplace for our executive officers and relevant Company performance factors.

•

As noted above, in making the compensation decisions and recommendations described in the Proxy Statement, the committee undertook a qualitative assessment of many factors, including measurements of corporate financial and individual performance.  In addition to the corporate financial performance measures described above, the committee included in the compensation analysis an evaluation of the relevant officer’s individual performance.  This evaluation consisted of a subjective, qualitative assessment of the officer’s overall performance, as well as other less formal indications and evaluations of the officer’s performance.  Because of the many individual performance factors included in the determination of executive compensation and the subjective nature of any one person’s overall assessment of the officer’s performance, we do not believe that any one of the individual performance factors was material to the determination of executive compensation for any named executive officer. Consequently, we do not believe that disclosure of such individual performance factors is material to an investor’s understanding of our compensation programs or decisions.

In future filings, as applicable, we will clarify or supplement our disclosure consistent with the above.

December 2, 2008

Ms. Jennifer Hardy

Benchmarking Performance and Market Compensation, page 20

2.

We note your statements that survey data assists the committee in comparing compensation levels for individual executives as well as the aggregate funding of incentive awards and that the data is used as a reference point and pay for the named executive officers may be any place along the continuum of competitive pay for any of the compensation elements. In future filings, please explain how the committee analyzes the data in order to determine compensation for your named executive officers.

Response to Comment 2

The survey data functions as reference materials that are used by the committee to gain a general awareness of industry compensation arrangements. The performance and pay practices of the peer group did not directly affect the committee’s compensation award determinations for the named executive officers. Rather they served as background information for the decisions made by the committee. The survey data presented to the committee noted the market median and the 75th percentile measures for the following items of executive officer compensation within the peer group: base salary, cash bonus, long term equity and total compensation. However, although we seek to offer a level of total compensation to our executive officers that is competitive with the compensation paid by our peer group, we do not target a particular percentile of the peer group with respect to our executives' total pay packages or any individual components thereof. Rather, the committee's consideration of the compensation levels and performance of the peer group constitutes just one of many factors, and such peer group data is considered generally and not as a substitute for the committee's discharge of its fiduciary duties in making executive officer compensation decisions.

In future filings, as applicable, we will clarify or supplement our disclosure consistent with the above.

Incentive Compensation, page 21

3.

In future filings, please address how the compensation committee communicates its performance expectations for your named executive officers to those officers. If these expectations consist of specific performance targets, please address these targets in future filings.

Response to Comment 3

In general, performance expectations for the Company as a whole are developed by the Board of Directors, in conjunction with senior management, and communicated by the Board to the Chief Executive Officer (“CEO”) shortly prior to the beginning of each fiscal year. These expectations function essentially as individual performance expectations for the CEO. The performance

December 2, 2008

Ms. Jennifer Hardy

expectations for the other named executive officers are derived from those of the CEO after consideration of the area and scope of responsibility of each such named executive officer. Such expectations may include specific performance targets, which may be qualitative or quantitative. These expectations are communicated to each executive officer at the beginning of each fiscal year and are adjusted and modified throughout the year in light of developments affecting the Company. As noted above in our response to Comment 1, however, the committee’s compensation decisions are based on its subjective, qualitative assessment of the named executive officer’s overall performance, as well as other less formal indications and evaluations, and the achievement of any particular goal or target does not automatically result in any particular level of compensation. Moreover, in making its compensation decisions, the committee evaluates achievements of the named executive officers that were not planned for at the outset of the period and that resulted from successful utilization of opportunities that were not previously foreseen by the committee.

In future filings, as applicable, we will clarify or supplement our disclosure consistent with the above, and to the extent any individual performance target is material to the committee’s compensation determinations, we will disclose it (unless doing so would cause competitive harm).

Determination of Company-wide Annual Incentive Pool, page 22

4.

In future filings, please quantify the range for cash bonuses and for equity awards. In addition, please explain how the compensation committee evaluated the items of corporate performance that it considered. It is not sufficient simply to state that the committee took note of certain items of corporate performance.

Response to Comment 4

We note the Staff’s comment and will, to the extent the same is material to an understanding of the compensation of our named executive officers, include in our future filings a quantification of the range of cash bonuses and equity awards and explain how the compensation committee evaluated the items of corporate performance that it considered.

December 2, 2008

Ms. Jennifer Hardy

Role of Individual Objectives, page 23

5.	In future filings, please identify the individual objectives for your named executive officers and explain how such objectives relate to the committee’s compensation determinations.

Response to Comment 5

We respectfully refer the Staff to our response to Comment 1, bullet point 3, above.

In future filings, as applicable, we will clarify or supplement our disclosure consistent with the above, and to the extent that individual objectives set for our named executive officers are material to an understanding of their compensation, we will disclose them (unless doing so would cause competitive harm).

Chief Executive Officer’s Compensation, page 23

6.

We note your statement that Mr. Flanagan has the opportunity to receive cash compensation awards of up to $4,750,000 per year based on the achievement of certain performance criteria to be mutually determined by the committee and Mr. Flanagan. As these performance criteria are material to understanding Mr. Flanagan’s compensation, in future filings please disclose the performance criteria for the most recently completed year. In addition, in future filings, please discuss how the committee and Mr. Flanagan determine the performance criteria.

Response to Comment 6

We respectfully refer the Staff to our response to Comment 3, above.

In future filings, as applicable, we will clarify or supplement our disclosure consistent with the above, and to the extent that the performance criteria are material to an understanding of Mr. Flanagan’s compensation, we will disclose them (unless doing so would cause competitive harm).

Compensation of Other Named Executive Officers, page 24

7.

In future filings, please identify and discuss the basis for the goals and objectives used for your named executive officers. In addition, in future filings if you provide a presentation of key accomplishments for your named executive officers, as you have done on page 25, please explain the relationship between these key accomplishments and any goals and objectives that were established by the committee for your named executive officers.

December 2, 2008

Ms. Jennifer Hardy

Response to Comment 7

We respectfully refer the Staff to our response to Comments 1 and 3, above.

Summary Compensation Table, page 28

8.

We note that you have included in the “Bonus” column cash payments that appear, based on your Compensation Discussion and Analysis disclosure, to be for the achievement of company performance objectives. As such, these payments appear to be non-equity incentive plan compensation, which should be reported in the “Non-Equity Incentive Plan Compensation” column. Please see Item 402 of Regulation S-K, particularly the definitions in Items 402(a)(6). In future filings, please report incentive plan compensation in the “Non-Equity Incentive Plan Compensation” column or otherwise advise.

Response to Comment 8

The cash payments appearing in the “Bonus” column of our Summary Compensation Table were bonuses determined in the discretion of the committee and do not constitute non-equity incentive plan compensation. As such, we believe they were properly reported in the Summary Compensation Table of the Proxy Statement.

In future filings, as applicable, we will clarify or supplement our disclosure consistent with the above.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*         *          *

December 2, 2008

Ms. Jennifer Hardy

If you have any questions regarding this letter, please do not hesitate to call me, Kevin M. Carome, at (404) 479-2945 or Robert H. Rigsby, at (404) 479-2845.

Very truly yours,

/s/ Kevin M. Carome
Kevin M. Carome
Senior Managing Director and General Counsel

cc: Loren M. Starr, Senior Managing Director and Chief Financial Officer